Exhibit 8j
Annuity Investors Life Insurance Company
Great American Advisors, Inc.
525 Vine Street, 7th Floor
Cincinnati, OH 45202-5420
Ladies and Gentlemen:
     We the undersigned AllianceBernstein Investments, Inc. (“ABI”), herewith confirm our agreement with you as follows:
          1. Subject to our direction and control, we hereby employ you to provide certain services relating to administration of AllianceBernstein Variable Products Series Fund, Inc. (the “Fund”), including those described on Schedule A attached hereto.
     It is understood that you will from time to time employ, or associate with yourselves, such persons as you believe to be particularly fitted to assist you in the execution of your duties hereunder, the compensation of such persons, and all other expenses in connection with the performance of your duties hereunder, to be paid by you. No obligation may be incurred on our behalf or on behalf of the Fund in any such respect. During the continuance of this agreement you will furnish us without charge such assistance and such office facilities as you may believe appropriate or as we may reasonably request, subject to the requirements of any regulatory authority to which you may be subject. Subject to our prior consent, you may, at your expense, retain other persons or firms, which may include affiliates, to assist you in carrying out your obligations hereunder.
          2. You will bear all expenses in connection with the performance of your services under this agreement.
          3. In consideration of the foregoing, we will pay you a fee on a quarterly basis, in arrears, as described in Schedule B attached hereto and made a part hereof. Upon any termination of this agreement before the end of any quarter during which you acted under this agreement, such fees will be prorated according to the proportion which the period bears to the full quarter and will be payable upon the date of termination of this agreement.

          4. This agreement shall be effective as of May 1, 2008 and shall remain in effect unless specifically terminated as provided below.
          5. This agreement may be terminated at any time, without the payment of any penalty, by mutual agreement of the parties in writing, or by either party upon 30 days written notice to the other party.
     This agreement will terminate automatically upon the termination of the Participation Agreement, dated as of May 1, 2008, among Annuity Investors Life Insurance Company, an Ohio corporation, Great American Advisors, Inc., an Ohio corporation, AllianceBernstein L.P., a Delaware limited partnership, AllianceBernstein Variable Products Series Fund, Inc., an open-end management investment company, and ABI.
Termination of this agreement will not affect the obligations of the parties arising prior to termination.
          6. This agreement may not be transferred, assigned, sold in any manner, hypothecated or pledged by either party and this agreement shall terminate automatically in the event of any such transfer, assignment, sale, hypothecation or pledge.
          7. Upon our reasonable request, you agree to provide us or our representative with copies of all records maintained in connection with providing the services set forth herein.
          8. We agree that all payments made to you pursuant to this agreement will be disclosed by us to the Fund’s Board of Directors.
          9. This agreement will be construed and the provisions hereof interpreted under and in accordance with Ohio law.
          10. No modification of any provision of this agreement will be binding unless in writing and executed by the parties. No waiver of any provision of this agreement will be binding unless in writing and executed by the party granting such waiver.

If the foregoing is in accordance with your understanding, will you kindly so indicate by signing and returning to us the enclosed copy hereof.

Very truly yours,

ALLIANCEBERNSTEIN INVESTMENTS, INC.

By:	/s/ Andrew L. Gangolf
Name:	Andrew L. Gangolf
Title:	SVP and Assistant General Counsel
Accepted:
ANNUITY INVESTORS LIFE INSURANCE COMPANY

By:	/s/ Elizabeth G. Monsell
Name: Elizabeth G. Monsell
Title: Vice President

SCHEDULE A
ADMINISTRATIVE SERVICES FOR
ALLIANCEBERNSTEIN VARIABLE PRODUCTS SERIES FUND, INC.
Annuity Investors Life Insurance Company (the “Insurer”) shall provide certain services respecting the operations of AllianceBernstein Variable Products Series Fund, Inc. (the “Fund”), including, but not limited to, the services set forth below. This Schedule may be amended from time to time as mutually agreed upon by the Insurer and ABI.
Maintenance of books and records
•	Maintain an inventory of shares purchased to assist the Fund’s transfer agent in recording issuance of shares.

•	Perform miscellaneous accounting services to assist transfer agent in recording transfers of shares (via net purchase and redemption orders).

•	Reconciliation and balancing of the Insurer’s separate account at the Fund level in the general ledger and reconciliation of cash accounts at general account.
Purchase orders
•	Determination of net amount of cash flow into the Fund.

•	Reconciliation and notification to Fund of net purchase orders (wire) and confirmation thereof.
Redemption orders
•	Determination of net amount required for redemptions by Fund.

•	Reconciliation and notification to Fund of cash required for net redemption orders and confirmation thereof.
Reports
•	Periodic information reporting to the Fund.

Fund-related contract owner services
•	Telephonic support for contract owners with respect to inquiries about the Fund.

•	Assistance with Fund proxy solicitations, specifically with respect to soliciting voting instructions from contract owners.
Other support
•	Sub-accounting services.

•	Providing other support relating to the administration, promotion, offering, marketing, and/or distribution of the Fund as mutually agreed between the Insurer and the Fund from time to time.

•	Relieving the Fund of other usual or incidental administration services provided to individual shareholders.

•	Preparation of reports to third party reporting services.

SCHEDULE B
AllianceBernstein Investments, Inc. (“ABI”) will pay Annuity Investors Life Insurance Company (“Insurer”) a quarterly Servicing Fee on Insurer assets invested in shares of each of the Fund’s Portfolios that are attributable to variable life or variable annuity contracts (the “Contracts”) listed on Schedule C, as follows:
For Contracts funded by Class B shares:
at an annual rate of 0.25% of the average daily net assets of each Portfolio attributable to Contracts funded by Class B shares. Insurer acknowledges that some part of the payment may be for distribution related services and may represent payments under the 12b-1 Plan.
ABI will compute the average daily net assets over each calendar quarter by totaling Insurer’s aggregate investment (share net asset value multiplied by total number of shares of each Portfolio held by Insurer) on each calendar day during the quarter and dividing by the total number of calendar days during such quarter.
ABI will calculate the fee at the end of each calendar quarter and will make such payment to Insurer, without demand or notice by Insurer, within 30 days thereafter. Such payment will be accompanied by a statement showing the calculation of the amount being paid by ABI and such other supporting data as may be reasonably requested by Insurer.
Payments made to Insurer under this agreement will be made by check and sent to Annuity Investors Life Insurance Company, 525 Vine St., Cincinnati OH 45202 Attn: Geoffrey Broughton or such other address as Insurer may subsequently direct in writing.

SCHEDULE C
CONTRACTS
Transition20
Flex(b)
ContributorPlus
Accessl00
TotalGroup